Exhibit 4.15

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Mid-America Apartment Communities, Inc. (“MAA”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock, par value $0.01 per share (the “common stock”), and our 8.50% Series I Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “MAA Series I preferred stock”).

The terms “we,” “us” and “our” as used in the following description of capital stock refer to MAA, excluding MAALP and MAA’s other subsidiaries, unless otherwise expressly stated or the context requires otherwise.

Authorized and Outstanding Shares of Capital Stock

MAA’s authorized capital stock consists of 145,000,000 shares of common stock and 20,000,000 shares of preferred stock, par value $0.01 per share (the “preferred stock”), 868,000 of which are designated as MAA Series I preferred stock.

DESCRIPTION OF COMMON STOCK

The following description of common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the actual terms and provisions contained in our Composite Charter (the “Charter”) and our Fourth Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.15 is a part. We encourage you to read our Charter, our Bylaws, and the applicable provisions of the Tennessee Business Corporation Act (“TBCA”) for additional information.

Dividends

Subject to any preferential rights granted by our board of directors to any series of our preferred stock, holders of shares of our common stock are entitled to receive ratably such dividends as may be declared in respect to our common stock by our board of directors in its discretion from funds legally available therefor.

Voting Rights

Holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by our common shareholders. Subject to the voting rights, if any, of any preferred stock outstanding at the time of a shareholder vote, action on a matter submitted for shareholder approval at a shareholders’ meeting is generally approved if the votes cast by the holders of our common stock in favor of the action exceed the votes cast in opposition, while directors are elected by a plurality of the votes cast by the shares of our common stock entitled to vote in a contested election. Holders of our common stock do not have cumulative voting rights in the election of our directors. This means that the holders of a majority of the outstanding shares of our common stock will generally be entitled, subject to the rights, if any, of any of our preferred stock outstanding at any time to vote in the election of directors, to elect all of our directors standing for election. Our charter provides for the annual election of our directors.

Liquidation Rights

In event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all of our debts and other liabilities and any liquidation preference payable on our then-outstanding preferred stock.

Fully Paid and Nonassessable

The outstanding shares of our common stock are fully paid and nonassessable.

Exhibit 4.15

Absence of Other Rights

Holders of common stock have no preferential, subscription, redemption, conversion, exchange, sinking fund, or preemptive rights.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “MAA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc.

DESCRIPTION OF MAA SERIES I PREFERRED STOCK

The following description of the MAA Series I preferred stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the actual terms and provisions contained in our Charter and our Bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.15 is a part. We encourage you to read our Charter, our Bylaws and the applicable provisions of the TBCA, for additional information.

Ranking

With respect to rights to receive dividends and to participate in distributions of payments in the event of any liquidation, dissolution or winding up of MAA, the MAA Series I preferred stock shall rank senior to the common stock, and any other class or series of shares of MAA ranking, as to dividends and upon liquidation, junior to the MAA Series I preferred stock.

Dividends

Holders of shares of MAA Series I preferred stock will be entitled to receive, when and as declared by our board of directors out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of $4.25 per share per year. Such dividends will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on or about the last day of each March, June, September and December or, if not a business day, the succeeding business day, with each such day being referred to herein as a dividend payment date. Any dividend payable on the shares of MAA Series I preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in MAA’s share records at the close of business on the applicable record date, which will be the 15th day of the calendar month in which the applicable dividend payment date falls or such other date designated by our board of directors for the payment of dividends that is not more than 30 nor less than 10 days prior to such dividend payment date.

No dividends on shares of MAA Series I preferred stock will be declared by our board of directors or be paid or set apart for payment by MAA at such time as the terms and provisions of any agreement of MAA, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment will be restricted or prohibited by law.

Notwithstanding the foregoing, dividends on shares of MAA Series I preferred stock will accrue whether or not MAA has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on shares of MAA Series I preferred stock will not bear interest and holders of shares of MAA Series I preferred stock will not be entitled to any dividends in excess of full cumulative dividends as described above.

Any dividend payment made on shares of MAA Series I preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Exhibit 4.15

Voting Rights

Except as required by law or as set forth below, the holders of the MAA Series I preferred stock have no general voting rights.

If dividends on shares of MAA Series I preferred stock are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of shares of MAA Series I preferred stock, voting separately as a class with shares of all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors until all dividend arrearages have been paid.

In addition, so long as any shares of MAA Series I preferred stock remain outstanding, MAA may not, without the affirmative vote or consent of holders of at least two-thirds of the shares of MAA Series I preferred stock outstanding at the time: (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares of capital stock ranking prior to the MAA Series I preferred stock with respect to the payment of dividends or the distribution of assets upon dissolution, liquidation or winding up or reclassify any authorized shares into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) subject to the next two sentences, amend, alter or repeal the provisions of our Charter, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the MAA Series I preferred stock. With respect to the occurrence of any of the events set forth in the preceding clause (ii), so long as the MAA Series I preferred stock remains outstanding with its terms materially unchanged, taking into account that upon the occurrence of such an event, MAA may not be the surviving entity, the occurrence of any such event will not be deemed to materially and adversely affect the any right, preference, privilege or voting power of the MAA Series I preferred stock. Likewise, any increase in the amount of authorized MAA preferred stock or the creating or issuance of any other series of MAA preferred stock, or any increase in the amount of authorized shares of MAA Series I preferred stock or any other series of MAA preferred stock, in each case ranking on a parity with or junior to the MAA Series I preferred stock with respect to payment of dividends or the distribution of assets upon dissolution, liquidation or winding up, will not be deemed to materially and adversely affect any right, preference, privilege or voting power of the MAA Series I preferred stock.

On any matter on which shares of the MAA Series I preferred stock are entitled to vote, as expressly provided above or as may be required by applicable law, each share of MAA Series I preferred stock will be entitled to one vote. With respect to each share of MAA Series I preferred stock, the holder thereof may designate a proxy, with each such proxy having the right to vote on behalf of such holder.

Liquidation Preference

Upon the voluntary or involuntary dissolution, liquidation or winding up of MAA, the holders of the MAA Series I preferred stock then outstanding shall be entitled to receive and to be paid out of the assets of MAA legally available for distribution to its shareholders, before any payment or distribution shall be made on any junior shares, the amount of $50.00 per share, plus accrued and unpaid dividends thereon.  After the payment to the holders of the MAA Series I preferred stock of the full preferential amounts provided for above, the holders of the Series I Preferred Stock, as such, shall have no right or claim to any of the remaining assets of MAA.

If, upon any voluntary or involuntary dissolution, liquidation, or winding up of MAA, the amounts payable with respect to the preference value of the MAA Series I preferred stock and any other shares of MAA ranking as to any such distribution on a parity with the MAA Series I preferred stock are not paid in full, the holders of the MAA Series I preferred stock and of such other shares will share ratably in any such distribution of assets of MAA in proportion to the full respective preference amounts to which they are entitled.

Conversion and Exchange Rights

The MAA Series I preferred stock is not convertible into or exchangeable for any other property or securities of MAA.

Exhibit 4.15

Redemption

Shares of MAA Series I preferred stock will not be redeemable prior to October 1, 2026. On and after October 1, 2026, MAA may, at its option, redeem at any time all or, from time to time, part of the MAA Series I preferred stock at a price per share, payable in cash, of $50.00, together with all accrued and unpaid dividends to and including the date fixed for redemption, without interest, to the full extent MAA has funds legally available therefor. The MAA Series I preferred stock shall have no stated maturity, except as provided for below in Restriction on Ownership and Transfer, and will not be subject to any sinking fund or mandatory redemption provisions.

Fully Paid and Nonassessable

The outstanding shares of our MAA Series I preferred stock are fully paid and nonassessable.

Listing

Our MAA Series I preferred stock is listed on the New York Stock Exchange under the symbol “MAA*I.”

Transfer Agent and Registrar

The transfer agent and registrar for our MAA Series I preferred stock is Broadridge Corporate Issuer Solutions, Inc.

CERTAIN MATTERS OF CORPORATE GOVERNANCE

Restriction on Ownership and Transfer

Shares of our common stock and preferred stock are subject to restrictions on ownership and transfer designed to preserve our qualification as a REIT for U.S. federal income tax purposes. For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), among other things, no more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer shareholders (as defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that we continue to meet the requirements for qualification as a REIT, our Charter provides, subject to certain limited exceptions, that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the outstanding shares of our capital stock, both common and preferred, which is referred to as the “Ownership Limit.” All shares of our capital stock which any person has the right to acquire upon exercise of outstanding rights, options or warrants, or upon conversion of convertible securities, shall be considered for purposes of determining the Ownership Limit if inclusion of those shares would cause such person to violate the Ownership Limit. Our board of directors may exempt from the Ownership Limit ownership or transfer of shares of capital stock while owned by or transferred to a person who has provided evidence and assurances acceptable to our board of directors that our qualification as a REIT under the Code would not be jeopardized thereby. Absent such an exemption, any transfer of capital stock that would result in direct or indirect ownership of capital stock by a shareholder in excess of the Ownership Limit or that would result in our disqualification as a REIT under the Code, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in our being “closely held” within the meaning of section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. If our board of directors at any time determines that a transaction has taken place, or that any person intends to acquire shares of our capital stock, in violation of the restrictions described in the immediately preceding sentence, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transaction, including refusing to give effect to any such transfer on our stock transfer books.

If, notwithstanding the foregoing restrictions on transfer, any person acquires shares of our capital stock in excess of the Ownership Limit, such shares shall be deemed “Excess Shares” held by such holder as agent on behalf of, and in trust for the exclusive benefit of, the transferees (which may include us) to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Shares are held in trust, the holder

Exhibit 4.15

thereof will not be entitled to vote the Excess Shares or to receive dividends or other distributions on the Excess Shares.

Within six months after receiving notice of a transfer that results in shares of our capital stock being deemed Excess Shares, our board of directors shall either direct the holder to sell the Excess Shares, shall redeem the Excess Shares or may grant an exception to the Ownership Limit. If our board of directors directs a holder of Excess Shares to sell such Excess Shares, such holder shall pay us out of the proceeds of such sale all expenses incurred by us in connection with such sale plus any remaining amount of such proceeds that exceeds that amount paid by such holder for the Excess Shares.

If our board of directors determines to redeem the Excess Shares, we will pay the holder a redemption price equal to the lesser of: (i) the principal price paid for the Excess Shares by the holder; (ii) a price per Excess Share equal to the market price (as determined in the manner set forth in our Charter) of the applicable capital stock; (iii) the market price (as so determined) on the date such holder would, but for the restrictions on transfers set forth in our Charter, be deemed to have acquired ownership of the Excess Shares; and (iv) the maximum price allowed under the Tennessee Greenmail Act described above under “—Tennessee Anti-Takeover Statutes” (such price being the average of the highest and lowest closing market price for the Excess Shares during the 30 trading days preceding the purchase of such Excess Shares or, if the holder of such Excess Shares has commenced a tender offer or has announced an intention to seek control of us, during the 30 trading days preceding the commencement of such tender offer or the making of such announcement). The redemption price may be paid, at our option, by delivering to the holder of the Excess Shares one common unit (subject to adjustment from time to time in the event of, among other things, stock splits, stock dividends or recapitalizations affecting our common stock or certain mergers, consolidations or asset transfers by us) issued by MAALP for each Excess Share being redeemed.

Each shareholder shall upon demand be required to provide us with an affidavit setting forth any information with respect to its direct, indirect, constructive and beneficial ownership of our capital stock as our board of directors deems necessary to comply with the provisions of the Code applicable to REITs or to determine any such compliance. A person planning to acquire capital stock in excess of the Ownership Limit is also required to provide us with a similar affidavit at least 15 days prior to the proposed acquisition. Each such affidavit shall also include the information required to be filed by shareholders in reports pursuant to Section 13(d) of the Exchange Act.

The Ownership Limit may have the effect of precluding acquisition of control of us and could have the effect of discouraging a takeover or other transaction in which holders of our capital stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Anti-Takeover Effect of Certain Provisions of the Charter and Bylaws and Tennessee Law

Out Charter limits ownership of its capital stock by any single shareholder to 9.9% of the value of all outstanding shares of its capital stock, both common and preferred, unless approved by our board of directors.  In addition to certain of the Charter and the Bylaws provisions discussed above and below, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for our capital stock.

Under the Tennessee Investor Protection Act, unless a company’s board of directors has recommended a takeover offer to shareholders, no offeror beneficially owning five percent or more of any class of equity securities of the offeree company, any of which was purchased within one year prior to the proposed takeover offer (unless the offeror, before making such purchase, has made a public announcement of its intention with respect to changing or influencing the management or control of the offeree company, has made a full, fair and effective disclosure of such intention to the person from whom the offeror intends to acquire such securities and has filed with the Tennessee Commissioner of Commerce and Insurance, or the “Commissioner,” and the offeree company a statement signifying such intentions and containing such additional information as the Commissioner by rule prescribes), may offer to acquire any class of equity security of an offeree company pursuant to a tender offer if after the acquisition thereof the offeror would be directly or indirectly a beneficial owner of more than 10% of any class of outstanding equity securities of the offeree company, or a “Takeover Offer.” Such an offeror must provide that any equity securities of

Exhibit 4.15

an offeree company deposited or tendered pursuant to a Takeover Offer may be withdrawn by an offeree at any time within seven days from the date the offer has become effective following filing with the Commissioner and the offeree company and public announcement of the terms or after 60 days from the date the offer has become effective. If an offeror makes a Takeover Offer for less than all the outstanding equity securities of any class, and if the number of securities tendered is greater than the number the offeror has offered to accept and pay for, the securities shall be accepted pro rata. If an offeror varies the terms of a Takeover Offer before its expiration date by increasing the consideration offered to offeree, the offeror shall pay the increased consideration for all equity securities accepted, whether accepted before or after the variation in the terms of the offer.

Under the TBCA, subject to certain exceptions, no Tennessee corporation may engage in any “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder unless prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder.

A “business combination” is defined by the TBCA as, in general, any:

•	merger or consolidation;
•	share exchange;
•	sale, lease, exchange, mortgage, pledge or other transfer of assets representing 10% or more of:
othe aggregate market value of the corporation’s consolidated assets;
othe aggregate market value of the corporation’s shares; or
othe corporation’s consolidated net income;
•	issuance or transfer of shares by the corporation to the interested shareholder;
•	plan of liquidation or dissolution proposed by the interested shareholder;
•	transaction or recapitalization which increases the proportionate share of any outstanding voting securities owned or controlled by the interested shareholder; or
•	financing arrangement whereby any interested shareholder receives, directly or indirectly, a benefit except proportionately as a shareholder.

An “interested shareholder” is defined, in general, as:

•	any person that is the beneficial owner of 10% or more of the voting power of any class or series of outstanding voting stock of the corporation; or
•

an affiliate or associate of the corporation who at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of any class or series of the outstanding capital stock of the corporation.

Consummation of a business combination that is subject to the five-year moratorium is permitted after such period when the transaction complies with all applicable charter and bylaw requirements and either (i) is approved by the holders of two-thirds of the voting stock not beneficially owned by the interested shareholder; or (ii) meets certain fair price criteria.

The Tennessee Greenmail Act prohibits a Tennessee corporation from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price for such shares during the 30 trading days preceding the purchase and sale or the 30 trading days preceding the commencement of a tender offer or announcement of an intention to seek control of the corporation if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than three percent of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

Charter and Bylaw Provisions

The TBCA, our Charter and our Bylaws govern shareholders’ rights and related matters. Certain provisions of our Charter and our Bylaws, which are described below, may make it more difficult to change the composition of our board of directors and may discourage or make more difficult any attempt by a person or group to obtain control of us.

Exhibit 4.15

Voting Requirements

Under the TBCA, our Charter generally may not be amended without shareholder approval. Except as provided below and subject to the voting rights, if any, of any preferred stock outstanding at the time of a shareholder vote, any amendment to our Charter submitted for shareholder approval at a shareholders’ meeting is generally approved if it receives the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote generally on the subject matter. Additionally, our Charter provides that our board of directors cannot take any action intended to terminate our qualification as a REIT without the affirmative vote of at least two-thirds of the outstanding shares of our common stock.

Under the TBCA, our common shareholders may amend our Bylaws if the number of votes cast in favor of the amendment exceeds the number of votes cast against the amendment. Additionally, our board of directors may amend our Bylaws upon the affirmative vote of a majority of the directors then in office, unless a bylaw provision approved by our shareholders expressly provides that such bylaw may not be amended or repealed by our board of directors or unless the TBCA or our Charter otherwise provides.

Under the TBCA, we cannot merge with and into another entity or sell all or substantially all of our assets unless such merger or sale is approved by a majority of the outstanding shares of our common stock.

Special Meetings

Under our Bylaws, shareholders may require us to call special meetings of the shareholders only if such shareholders hold outstanding shares representing more than 10% of all votes entitled to be cast at any such special meeting.

Advance Notice of Director Nominations and New Business

Our Bylaws provide that with respect to an annual meeting of shareholders, nominations of persons for election to our board of directors and the proposal of other business to be considered by shareholders may be made only: (i) by or at the direction of our board of directors; or (ii) by any shareholder who: (A) was a shareholder of record at the time of giving the notice as provided for in our Bylaws and at the time of the annual meeting; (B) is entitled to vote at the meeting; and (C) has complied with the advance notice procedures set forth in our Bylaws. In addition, with respect to any special meeting of shareholders at which directors are to be elected, nominations of persons for election to our board of directors may be made only (i) by or at the direction of our board of directors, or (ii) by any shareholder who: (A) was a shareholder of record at the time of giving the notice as provided for in our Bylaws and at the time of the special meeting; (B) is entitled to vote at the meeting; and (C) has complied with the advance notice procedures set forth in our Bylaws.

We have also adopted a proxy access right that permits a shareholder, or a group of up to 20 shareholders, owning continuously for at least three years shares of our common stock representing an aggregate of at least 3% of our issued and outstanding common stock, to nominate and include director nominees in our proxy materials for our annual meetings, provided that the shareholders(s) and the nominee(s) satisfy the requirements in our Bylaws. Under our Bylaws, to be considered timely, compliant notice of proxy access director nominations for next year’s proxy materials must be submitted to the our Secretary at our principal executive office not less than 120 days prior to the anniversary of the date of the proxy statement for the prior year’s annual meeting; provided, however, that if (i) the annual meeting is scheduled to be held on a date more than 30 days before or more than 60 days after the anniversary date of the immediately preceding annual meeting or (ii) if no annual meeting was held in the preceding year, to be timely the shareholder notice must be received by the close of business on the later of (x) the 120th day prior to the scheduled date of such annual meeting or (y) the tenth day following the day on which public announcement of the date of such annual meeting is first made by MAA. In no event shall an adjournment, postponement or rescheduling of any previously scheduled meeting of shareholders, or the public announcement thereof, commence a new time period for the giving of a compliant notice of proxy access director nomination under the Bylaws.

The advance notice provisions of our Bylaws could have the effect of discouraging a takeover or other transaction in which holders of our capital stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

Exhibit 4.15

Limitation of Director’s Liability

The Charter eliminates, subject to certain exceptions, the personal liability of a director to us or our shareholders for monetary damages for breaches of such director’s fiduciary duty as a director. Our Charter does not provide for the elimination of or any limitation on the personal liability of a director for: (i) any breach of a director’s duty of loyalty to us or our shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) or unlawful corporate distributions.

Removal of Directors

Our Bylaws provide that shareholders may remove any director, with or without cause, if the votes cast in favor of removal exceed the votes cast in opposition to removal at a special meeting of shareholders called for that purpose. In addition, any director may be removed for cause, at any time, by a majority vote of the entire board of directors at a meeting called for that purpose.